Exhibit 3.1
Amendment to articles of Incorporation

Article VIII of the Company’s Restated Articles of Incorporation, as approved by shareholders at the 2014 Annual Meeting of Shareholders of Communications Systems, Inc. and filed with the Minnesota Secretary of State is set forth below:

ARTICLE VII.

Board of Directors

SECTION 1. The business and affairs of this corporation will be managed by or under the direction of a Board of Directors consisting of not less than three or more than twelve directors, the exact number of directors to be fixed from time to time by or pursuant to the Bylaws. Each director will serve until his or her successor has been duly elected and qualified, unless he or she retires, resigns, dies or is removed.

SECTION 2. Any vacancies occurring in the Board of Directors for any reason, and any newly created directorships resulting from an increase in the number of directors, may be filled by a majority of the directors then in office. Any directors so chosen will hold office until the next election of directors and until their successors are elected and qualified, subject, however, to prior retirement, resignation, death or removal from office.

SECTION 3. A majority of the directors then in office will constitute a quorum for the transaction of business, and if at any meeting of the Board of Directors there is less than a quorum, a majority of those present may adjourn the meeting from time to time.

SECTION 4. Advance notice of nominations for the election of directors, other than by the Board of Directors or a committee thereof, must be given within the time and in the manner provided in the Bylaws.